

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 16, 2013

Via E-mail
David Stryker
Executive Vice President, General Counsel and Secretary
Huntsman Corporation
500 Huntsman Way
Salt Lake City, UT 84108

> **Re:** **Huntsman Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 12, 2013**
> **File No. 1-32427**

Dear Mr. Stryker:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that your website lists contact information for Syria and Sudan for thermoplastic polyurethanes. Syria and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding contacts with Syria or Sudan. Please tell us about contacts since your letter to us dated June 9, 2010. Describe the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since the prior letter, whether through subsidiaries, resellers, distributors, joint ventures, or other direct or indirect arrangements. In this regard, we note recent news reports indicating that joint venture partner Zamil Group conducts business in Syria. Your response should describe any services or products you have provided to those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those

countries or entities controlled by those governments.

2. Please discuss the materiality of any contacts with Syria and Sudan described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

3. We note disclosure regarding your joint venture with Sinopec Jinling Company. Its parent, Sinopec Corp., discloses in its 2012 20-F that it has contacts with Syria and Sudan. In addition, according to its 2012 Form 20-F and recent news articles, its parent, Sinopec Group, conducts extensive oil and gas activities in Syria, Sudan, Iran and Cuba, countries that also are U.S.-designated state sponsors of terrorism. News articles report that Sinopec Corp. has been subject to negative publicity and divestment initiatives because of Sinopec Group's contacts with state sponsors of terrorism. Please discuss the potential for reputational harm from your joint venture with a Sinopec subsidiary.

4. Please tell us whether any products, chemicals or components you have sold, exported or provided to Syria and Sudan are dual use. We note a 2011 news article discussing your prior sale of polyurethane to Iran which reports that polyurethane can be used as fuel for missiles.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
Assistant Director
Division of Corporation Finance

Sean Pettey, Corporate Counsel
Huntsman Corporation